UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 5)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company (Issuer))

HDTMS, INC.
(Offeror)

HERTZ GLOBAL HOLDINGS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

 Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,476,473,511	$287,519

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended. The value of the transaction was calculated as the product of (i) 31,332,182 shares of Dollar Thrifty Automotive Group, Inc. common stock (the sum of (w) 28,929,182 shares of Dollar Thrifty Automotive Group, Inc. common stock outstanding, (x) 2,190,000 shares of Dollar Thrifty Automotive Group, Inc. common stock issuable upon the exercise of outstanding options, (y) 140,000 shares of Dollar Thrifty Automotive Group, Inc. common stock issuable upon conversion of performance share and unit awards and (z) 73,000 shares of Dollar Thrifty Automotive Group, Inc. common stock issuable upon conversion of restricted stock units (as reported in Dollar Thrifty Automotive Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)), less 472,699 shares of Dollar Thrifty Automotive Group, Inc. common stock owned by The Hertz Corporation, a wholly owned subsidiary of Hertz Global Holdings, Inc. and (ii) the average of the high and low sales prices of Dollar Thrifty Automotive Group, Inc. common stock as reported on the New York Stock Exchange on May 17, 2011 ($80.25).

**
The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610. The filing fee has been offset by the amount of the filing fee previously paid by Hertz Global Holdings, Inc. as described below.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,521
Form or Registration No.:	Form S-4
Filing Party:	Hertz Global Holdings, Inc.
Date Filed:	May 9, 2011

Amount Previously Paid:	$246,998
Form or Registration No.:	Schedule TO
Filing Party:	Hertz Global Holdings, Inc.
Date Filed:	May 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 24, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Hertz Global Holdings, Inc., a Delaware corporation (“Hertz”), and HDTMS, Inc., a Delaware corporation and wholly owned subsidiary of Hertz (“Offeror”).  The Schedule TO relates to the offer (the “Offer”) by Offeror to exchange each of the issued and outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation, for (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of common stock, par value $0.01 per share, of Hertz, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange dated May 24, 2011 (together with any amendments and supplements thereto, the “Offer to Exchange”) and the related Letter of Transmittal.

On May 9, 2011, Hertz filed a registration statement on Form S-4 (Reg. No. 333-174042), as amended on May 24, 2011 and May 31, 2011.  The Offer to Exchange forms a part of such registration statement.

Items 5 and 11.

Items 5 and 11 of the Schedule TO are hereby amended and supplemented as follows:

On August 21, 2011, Mr. Thompson sent a letter to Mr. Frissora and Mr. Nelson, the text of which follows:

August 21, 2011

Mr. Ronald L. Nelson
Chairman and Chief Executive Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

Mr. Mark P. Frissora
Chairman of the Board and Chief Executive Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656

Dear Ron and Mark:

As you are aware, Dollar Thrifty has worked cooperatively with each of Avis Budget and Hertz for many months in an effort to obtain antitrust regulatory clearance for a possible business combination transaction. We understand that these efforts have been fruitful, and believe that each of Avis Budget and Hertz is well positioned to complete the regulatory process in a manner that would permit a combination to be completed with limited economic impact. We appreciate the efforts made by each of your companies as well as your continued interest in Dollar Thrifty.

In light of the regulatory progress that has been made, we believe that it is time to ascertain whether a transaction can be accomplished with Avis Budget, Hertz or another party on terms that our Board of Directors determines are in the best interests of Dollar Thrifty and its shareholders. Accordingly, our Board has determined that it will solicit best and final definitive proposals for submission in early October. Based on the results of this process, we will consider what actions would be in the best interests of Dollar Thrifty and its shareholders. While the details of our process will be furnished separately by our financial advisors in the coming days, I wanted to provide each of you with advance notice in order to give your companies ample preparatory time in which to complete your regulatory efforts. As you can appreciate, in view of the unprecedented opportunity that each of Avis Budget and Hertz has had to assess and mitigate in advance the antitrust regulatory risks of a transaction with Dollar Thrifty, any proposal that requires our shareholders to assume any portion of such risk is unlikely to be acceptable to our Board or shareholders.

Please do not hesitate to let me know if there are any questions.

Very truly yours,

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

Scott L. Thompson
President and Chief Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2011

HDTMS, INC.

By:	/s/ Jeffrey Zimmerman
Name: Jeffrey Zimmerman
Title: Vice President and Secretary

HERTZ GLOBAL HOLDINGS, INC.

By:	/s/ Jeffrey Zimmerman
Name: Jeffrey Zimmerman
Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Amendment to Schedule TO]

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*
(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*
(a)(1)(C)
Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*

(a)(1)(D)
Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*

(a)(1)(E)
Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed by Hertz on May 9, 2011).*

(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)(A)	Offer to Exchange, dated May 9, 2011 (incorporated by reference to the Registration Statement on Form S-4 filed by Hertz on May 9, 2011).*
(a)(4)(B)	Offer to Exchange, dated May 24, 2011 (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed by Hertz on May 24, 2011).*
(a)(4)(C)
Amendment No. 2 to the Registration Statement on Form S-4, filed by Hertz on May 31, 2011 (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 filed by Hertz on May 31, 2011).*

(a)(5)(A)	Press release issued by Hertz, dated May 9, 2011 (incorporated by reference to Hertz’s first filing pursuant to Rule 425 (“Rule 425”) of the Securities Act of 1933, as amended, on May 9, 2011).*
(a)(5)(B)	Press release issued by Hertz, dated May 9, 2011 (incorporated by reference to Hertz’s first filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(C)	Email to Hertz employees sent on May 9, 2011 (incorporated by reference to Hertz’s second filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(D)	Email to Advantage Rent-A-Car employees sent on May 9, 2011 (incorporated by reference to Hertz’s third filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(E)	Presentation to investors presented on May 9, 2011 (incorporated by reference to Hertz’s fourth filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(F)	Transcript of investor conference call, dated May 9, 2011 (incorporated by reference to Hertz’s fifth filing pursuant to Rule 425 on May 9, 2011).*
(a)(5)(G)	Excerpts from transcript of Wells Fargo Securities Industrial and Construction Conference, dated May 10, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on May 11, 2011).*
(a)(5)(H)	Press release issued by Hertz, dated May 12, 2011 (incorporated by reference to Hertz’s first filing pursuant to Rule 425 on May 13, 2011).*

(a)(5)(I)	Excerpts from transcript of Barclays Capital 2011 Global Services Conference, dated May 11, 2011 (incorporated by reference to Hertz’s second filing pursuant to Rule 425 on May 13, 2011).*
(a)(5)(J)	Excerpts from transcript of UBS Leveraged Finance Conference, dated May 19, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on May 20, 2011).*
(a)(5)(K)	Press release issued by Hertz, dated May 24, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on May 24, 2011).*
(a)(5)(L)	Press release issued by Hertz, dated July 11, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on July 11, 2011).*
(a)(5)(M)	Press release issued by Hertz, dated July 14, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on July 14, 2011).*
(a)(5)(N)	Press release issued by Hertz, dated August 5, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on August 5, 2011).*
(a)(5)(O)	Press release issued by Hertz, dated August 15, 2011 (incorporated by reference to Hertz’s filing pursuant to Rule 425 on August 15, 2011).*
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

* Previously filed.